August 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Katherine Wray

RE:	Bridgeline Digital, Inc.
Registration Statement on Form S-3
(File No. 333-256638)

Dear Ms. Wray,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Bridgeline Digital, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 10:00 a.m. Eastern Standard Time on August 17, 2021, or as soon as practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Disclosure Law Group, a Professional Corporation, by calling Ms. Jessica R. Sudweeks at (619) 272-7063, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours, BRIDGELINE DIGITAL, INC. /s/ Roger Kahn Roger Kahn Chief Executive Officer

cc:	Jessica Sudweeks

Partner

Disclosure Law Group, a Professional Corporation